

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Rosemarie A. Thurston
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424   July 11, 2013

RE: Terra Income Fund 6, Inc.

Dear Ms. Thurston:

On June 13, 2013, you submitted on Form N-2, for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), a draft registration statement for common shares of Terra Income Fund 6, Inc. (the "Company"). Please note that, pursuant to the JOBS Act, not later than 21 days before the date on which the Company conducts a road show or, if the Company does not conduct a road show, not later than 21 days before the anticipated date of effectiveness of the registration statement, the initial confidential submission and all amendments thereto shall be publicly filed with the Commission.. The Company intends to file an election to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). We have the following comments on the registration statement.

General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Prospectus

3. Cover—The disclosure states that the Company may pay attractive and stable cash distributions. Please indicate the sources of such distributions and whether they may constitute a return of capital. Also, many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at

any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields.

4. Cover—The disclosure states that the Company intends to elect to qualify as a regulated investment company ("RIC") under the Internal Revenue Code of 1986. Please revise the disclosure to state that the Company intends to elect BDC status and to qualify for RIC treatment under the IRS Code.

5. Cover—The disclosure states that the Company will not sell any shares unless it raises at least $2 million from the offering. Please inform the staff how the Company intends to operate and pay expenses with so little capital.

6. Prospectus Summary—Please include disclosure about the Company's intention to invest in lower rated securities.

7. Prospectus Summary—Primary investment objectives—Please inform the staff how the Company intends to "preserve, protect and return capital contributions to stockholders" given the risky nature of the Company's investments.

8. Prospectus Summary—Investment Objectives and Strategy—The disclosure states that the Company may invest in "other types of real estate debt…" Please identify the types of debt meant by this disclosure.

9. Prospectus Summary—Investment Objectives and Strategy—Please disclose the investments that will comprise the 30% basket.

10. Prospectus Summary—Investment Objectives and Strategy—The prospectus states the Company will seek to "invest in loans expected to be repaid within one to five years." (Emphasis added.) Please explain to the staff whether any of the loans are expected to have maturities greater than five years. If so, on what basis does the Company expect them to be repaid?

11. Prospectus Summary—Investment Objectives and Strategy—The prospectus states that the Company will seek to "source off-market transactions." Please clarify the meaning of this statement.

12. Will I otherwise be able to liquidate my investment?—The prospectus states, "…we are able to customize the terms of our investments in order to be repaid within five years from the termination of this offering. As a result, we expect that we will be able to return our stockholders' capital contributions subsequent to the repayment to us or the liquidation of our debt investments within a reasonable period of time following the termination of this offering and our investment strategy does not require us to consummate a liquidity event to return our stockholders' capital contributions." Please clarify "a reasonable period of time." In addition, please clarify for investors, in this

section, the meaning of "liquidity event" and explain why the investment strategy does not require a "liquidity event" in order to return capital. Will an investor's total interest in the Company is paid out and will there be a liquidation of the Company?

13. Market Opportunity—General—The fourth paragraph under this heading refers to "mezzanine loans." This is the first mention of these loans. Please define what is meant by this term.

14. Fees and Expenses—In the "Incentive Fees" line item, please add a parenthetical "(20% of investment income and capital gains)". In addition, please revise footnote 4 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

15. Risk Factors—A stockholder's interest in us will be diluted if we issue additional shares—Please note that any share-based awards must comply with the conditions of Section 61 of the 1940 Act.

16. Risk Factors—Our board of directors may change our operating policies—Please note that the Company may not change its election to operate as a BDC without shareholder approval.

17. Risk Factors—Hedging against interest rate exposure may adversely affect our earnings—Please add hedging to the strategies section of the prospectus. Also, please advise the staff whether there are any restrictions on the amount of Company assets that may be invested in swap agreements with any one counterparty.

18. Commercial Real Estate-Related Debt Securities—Please disclose any quality standards limiting such investments.

19. Prior performance of affiliated private funds—Please explain the relevance of including the portfolio information for all related private funds. In addition, please explain the legal basis, including any no-action letters the Company is relying on, for including such information. Please advise the staff whether the other funds were managed by the Company's adviser with substantially similar objectives, policies and strategies. Have any other accounts or funds been excluded? Did the adviser manage any accounts or funds in 1998? Have all fees and sales loads been deducted from the performance numbers? We may have additional comments.

20. Preferred Stock—Please inform the staff whether the Company has any intention to issue preferred stock during its first year of operation.

Accounting Comments.

21. The cover page of the Prospectus states the following, "Our investment objectives are to pay attractive and stable cash distributions and to preserve, protect and return capital

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contributions to stockholders." In your response, please explain what is meant by "return capital contributions to stockholders."

22. The Prospectus discusses the Company's plans to invest in CDOs. Please determine if there are fees associated with the management of the CDO investments and if an amount should be presented as acquired fund fees and expenses in the Fees and Expenses table as these are expenses borne indirectly by the shareholders of the Company.

23. Page 19 of the Prospectus states that the other operating expenses of the Company are estimated to be $1.5 million. Please explain in the correspondence how the Company arrived at 1.88% in the Fees and Expenses table as "other expenses."

24. The expense example includes a narrative below the table that states "…participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 95% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below NAV per share." If you refer to page 11 of the Prospectus, it states that no commissions or fees will be assessed on purchases pursuant to the Company's dividend reinvestment plan. Please explain this discrepancy and correct the disclosures in the prospectus accordingly.

25. Please confirm that the Company is only liable for 1.5% of the organizational and offering expenses incurred and that the adviser will bear all costs above 1.5% of gross proceeds raised. In addition, in your response explain whether there is a reimbursement to the adviser for these costs above 1.5% of gross proceeds raised. If a reimbursement plan will be in effect, please include the terms in your discussion.

26. In your response, please discuss whether any assets of the affiliated funds will be moved into the Company once the Company has elected BDC status.

27. On Page 80 of the Prospectus under the heading, *Base Management Fees*, it states "All or part of the base management fee not taken as to any quarter will be deferred without interest and maybe taken in such other quarter as our advisor shall determine." Please confirm in your response that the Company will be accruing the base management fee each quarter and not deferring the accrual.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

/s/   Mary A. Cole

Mary A. Cole
Senior Counsel

/s/   Sheila Stout

Sheila Stout
Senior Staff Accountant